

October 25, 2022

Bradley C. Barron
President and Chief Executive Officer
NuStar Energy L.P.
19003 IH-10 West
San Antonio, Texas 78257

> **Re: NuStar Energy L.P.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 10, 2022**
> **File No. 001-16417**

Dear Bradley C. Barron:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program